As filed with the Securities and Exchange Commission on June 17, 2015

No. 333-204033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TerraForm Power, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4911	46-4780940
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 12500 Baltimore Avenue Beltsville, Maryland 20705 (443) 909-7200	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sebastian Deschler, Esq.
Senior Vice President, General Counsel and Secretary
TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814
(240) 762-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Andrea L. Nicolas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Kirk A. Davenport II Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Class A Common Stock, $0.01 par value per share	$600,000,000	$69,720

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares of Class A Common Stock that the underwriters have the option to purchase.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 17, 2015

$500,000,000

TerraForm Power, Inc.

Class A Common Stock

We are selling           shares of our Class A common stock.

Our Class A common stock trades on the NASDAQ Global Select Market under the symbol “TERP.” The last reported trading price of shares of our Class A common stock on June 16, 2015 was $38.47.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters have the option to purchase up to an additional       shares from TerraForm Power, Inc. at the price to the public less the underwriting discount for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on           , 2015.

Morgan Stanley	J.P. Morgan	Barclays
Citigroup	BofA Merrill Lynch	Macquarie Capital	UBS Investment Bank

Prospectus Dated           , 2015.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context provides otherwise, references herein to “SunEdison” and “Sponsor” refer to SunEdison, Inc. together with, where applicable, its consolidated subsidiaries and “we,” “our,” “us,” “our company,” “the Company” and “TerraForm Power” refer to TerraForm Power, Inc., together with, where applicable, its consolidated subsidiaries.

i

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of SunEdison, Inc. and third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and Market Data

This prospectus includes or incorporates by reference industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management's estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus and our public filings with the Securities and Exchange Commission, or the “SEC.”

As used in this prospectus, all references to watts (e.g., Megawatts, Gigawatts, MW, GW, etc.) refer to measurements of direct current, or “DC,” with respect to solar generation assets, and measurements of alternating current, or “AC,” with respect to wind generation assets.

Unless otherwise specified, the Canadian dollar/U.S. dollar rate of exchange used in this prospectus is CAD 1.2306 = $1.00, which is the exchange rate released by the United States Federal Reserve Board for Canadian dollars on June 12, 2015.

ii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully, and the documents incorporated by reference herein, and should consider, among other things, the matters set forth under “Risk Factors,” and in our and our predecessor's financial statements and related notes thereto.

About TerraForm Power, Inc.

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets acquired from SunEdison and third parties. Our business objective is to acquire assets with high-quality contracted cash flows, primarily solar and wind generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including natural gas and hydro-electricity facilities, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We expect retail electricity prices to continue to rise due to the increasing cost of producing electricity from fossil fuels caused by required investments in generation facilities and transmission and distribution infrastructure and increasing regulatory costs, among other factors. Our current portfolio consists of solar and wind projects located in the United States, Canada, the United Kingdom, and Chile with an aggregate nameplate capacity of 1,703.0 MW as of May 1, 2015.

We were formed on January 15, 2014 as a wholly owned indirect subsidiary of SunEdison. TerraForm Power, Inc. is the managing member of TerraForm Power, LLC, or “Terra LLC,” and operates, controls and consolidates the business affairs of Terra LLC.

Recent Developments

Acquisition Transactions

We constantly evaluate opportunities to acquire clean power generation assets with high-quality contracted cash flows as part of our overall business strategy, and regularly pursue such acquisition prospects as they arise. Some of these prospective acquisitions may be material to our business as a whole. As a result of our business strategy, we may make material acquisitions from time to time after you have made an investment decision with respect to this offering. In particular, we are currently in active negotiations to acquire up to 1.2GW of wind generation power plants for total consideration of up to $2.6 billion. These negotiations may result in an acquisition of some or all of these plants by us in the near term or may not result in an acquisition by us at all. We would expect the potential cash flow characteristics of the portfolio of power plants to be generally comparable to our existing portfolio. In the event that the acquisition does proceed, we expect to be the initial party to the acquisition agreement, but intend to pursue funding for a portion of the acquisition through a drop down warehouse facility in partnership with third party equity investors and our Sponsor. If such funding is obtained, such assets would initially be acquired by the warehouse and we would be offered call rights to acquire the assets in the future. A brief summary of certain of our recent acquisition transactions is set out below.

Integrys Acquisition

On May 22, 2015, we entered into a sale and purchase agreement to acquire 48 distributed solar generation facilities from a wholly-owned subsidiary of Integrys Energy Group, Inc. for total cash consideration of $45.4 million, which we refer to as the “Integrys Acquisition.” The facilities are located in six states, and have a total nameplate capacity of 34 MW, with our net ownership position representing 23 MW of these facilities. The facilities are contracted under long-term power purchase agreements and energy hedge contracts, or “PPAs,” with commercial and municipal customers with an average credit rating of Baa2, and the PPAs have a weighted average remaining life of 15 years. We completed the Integrys Acquisition on June 3, 2015.

Canadian Acquisitions

Invenergy Acquisition

On March 31, 2015, we entered into a sale and purchase agreement to acquire two utility scale, ground mounted PV solar facilities from Invenergy Solar LLC, which we refer to as the “Invenergy Acquisition.” The facilities are located in Ontario, Canada and have a total nameplate capacity of 25 MW. The facilities are contracted under long-term PPAs with an investment grade utility with a credit rating of Aa2, and the PPAs have a weighted average remaining life of 18 years. The transaction is expected to close in the second quarter of 2015, subject to regulatory approvals and customary closing conditions.

Moose Power Acquisition

On March 31, 2015, we entered into a sale and purchase agreement to acquire 13 solar rooftop and one ground mount facilities from Moose Power Inc., which we refer to as the “Moose Power Acquisition” and, together with the Invenergy Acquisition, the “Canadian Acquisitions.” The facilities are located in Ontario, Canada and have a total nameplate capacity of 5.6 MW. The facilities are contracted under long-term PPAs with investment grade utilities with a weighted-average credit rating of Aa2, and the PPAs have a weighted-average remaining life of approximately 19 years. We have completed the acquisition of ten of the facilities, representing total nameplate capacity of 3.8 MW. We expect to complete the acquisition of the final four projects in the fourth quarter of 2015, representing total nameplate capacity of 1.8 MW.

We anticipate that the aggregate consideration payable by us for the Canadian Acquisitions will be approximately CAD 155.3 million, including CAD 37.0 million of project level debt repayment.

Acquisition of U.K. Call Right Projects

During March and April 2015, in a series of transactions with subsidiaries of our Sponsor, we acquired twelve renewable energy facilities and added a platform expansion in England and Wales with a combined nameplate capacity of 176 MW. The consideration payable for the acquired facilities was $91.7 million of cash and $205.5 million in assumed debt. The Crundale extension was acquired upon exercise of our option to acquire a 5.9 MW expansion under the terms of the amended engineering, procurement and construction contract relating to this facility. The remaining acquired facilities were call right projects pursuant to the project support agreement, or the “Support Agreement,” entered into with our Sponsor in connection with our initial public offering, or the “IPO.”

Additions to DG 2014 Portfolio 1 and DG 2015 Portfolio 2 through May 1, 2015

During the three months ended March 31, 2015, we acquired five additional renewable energy facilities within the DG 2014 Portfolio 1 and three additional renewable energy facilities within the DG 2015 Portfolio 2, with a total nameplate capacity of 6.2 MW and 8.8 MW, respectively. The consideration payable for these acquisitions will be approximately $26.7 million of cash, of which we had paid $18.0 million as of March 31, 2015, and $1.9 million of assumed debt. We will pay the remaining consideration payable for these acquisitions during the second quarter of 2015.

On April 28, 2015, we acquired an additional solar energy facility within the DG 2015 Portfolio 2, with a nameplate capacity of 3.2 MW. The consideration payable for the acquisition will be approximately $6.2 million of cash, of which we have paid $2.3 million to date, with the remaining consideration scheduled to be paid during the second quarter of 2015. The additional facilities acquired within the DG 2014 Portfolio 1 and DG 2015 Portfolio 2 were call right projects pursuant to the Support Agreement with our Sponsor.

KWP Buyout

On March 31, 2015, we completed the buyout of approximately 92% of one of the partners’ tax equity ownership interest in our Kaheawa Wind Power facility, which we refer to as the “KWP Buyout.” The consideration paid for the ownership interest was $54.7 million of cash.

Atlantic Power Acquisition

On March 31, 2015, we signed a definitive agreement to acquire 521.0 MW of operating wind power assets located in Idaho and Oklahoma from Atlantic Power Corporation, for total cash consideration of $350.0 million, which we refer to as the “Atlantic Power Acquisition.” The assets to be acquired are contracted under long-term PPAs with investment grade utilities with a weighted-average credit rating of A3 and a weighted-average remaining life of 18 years. We are pursuing funding for the Atlantic Power Acquisition through a drop down warehouse facility in partnership with third party equity investors and our Sponsor. The assets would initially be acquired by the warehouse and we would be offered call rights to acquire the assets in the future. We expect the Atlantic Power Acquisition to close during the second quarter of 2015.

Additional Revolving Credit Commitments

On May 1, 2015, TerraForm Power Operating, LLC and certain of our other subsidiaries entered into a joinder agreement, pursuant to which we obtained an aggregate of $100.0 million in new revolving commitments from JPMorgan Chase Bank, N.A. and Santander Bank, N.A., or the “New Revolving Commitments,” under and pursuant to our existing revolving credit facility entered into as of January 28, 2015, or the “Revolver.” The Revolver, after giving effect to the New Revolving Commitments, consists of a revolving credit facility in an aggregate amount of at least $650.0 million (available for revolving loans and letters of credit). The Revolving Credit Facility permits us to further increase commitments to up to $725.0 million in the aggregate. We are currently seeking additional revolving commitments to the Revolver up to an aggregate of $50.0 million.

Recent U.K. Regulatory Developments

Renewables Obligation

Pursuant to the Renewables Obligation Closure Order 2014, the Renewables Obligation, or “RO,” has now formally closed to new solar photovoltaic, or “PV,” capacity above 5 MW with effect from April 1, 2015, subject to certain “grace periods,” (including a 12 month extension commencing April 1, 2015) during which a project can nonetheless get accredited under the RO if certain criteria are satisfied.

The closure of the RO to PV above 5 MW has been expected since the U.K. Government made an announcement in May 2014, and it does not affect generating stations that were already accredited as at the date of the RO closure.

Contracts for Difference

The first contract for difference allocation round has recently completed, and the auction results were announced by the Government on February 19, 2015.

Riverstone Exchange

As of June 2, 2015, all outstanding Class B1 units in Terra LLC and all outstanding shares of Class B1 common stock of TerraForm Power held by R/C US Solar Investment Partnership, L.P., or “Riverstone,” had been converted into Class A units of Terra LLC held by TerraForm Power and shares of Class A common stock of TerraForm Power held by Riverstone. As a result of these conversions, no Class B1 units or shares of Class B1 common stock of Terra LLC or TerraForm Power, respectively, remain outstanding.

Notes Offering

On June 11, 2015, TerraForm Power Operating, LLC, or “Terra Operating LLC,” a subsidiary of TerraForm Power, issued (the “Notes Offering”) $150.0 million aggregate principal amount of 5.875% senior notes due 2023, or the “Notes.” The Notes were issued under the same indenture as the $800.0 million aggregate principal amount of Terra Operating LLC's 5.875% senior notes due 2023 issued on January 28, 2015. Terra Operating LLC used the net proceeds from the offering to repay borrowings under the Revolver.

Corporate Information

Our principal executive offices are located at 7550 Wisconsin Avenue, 9th, Floor, Bethesda, Maryland 20814. Our telephone number is (240) 762-7700. Our internet site is www.terraform.com. Information contained on our internet site is not incorporated by reference into the prospectus and does not constitute part of this prospectus.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we currently qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act.” Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act;”
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

THE OFFERING

Shares of Class A common stock offered by us
          shares of our Class A common stock.
Option to purchase additional shares of our Class A common stock
We have granted the underwriters an option to purchase up to an additional           shares of our Class A common stock, at the price to the public, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.
Shares of Class A common stock outstanding after this offering
          shares of our Class A common stock (or           shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Shares of Class B common stock outstanding after this offering
62,726,654 shares of our Class B common stock (or           shares of our Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be beneficially owned by our Sponsor.
Class A units and Class B units of Terra LLC outstanding after this offering..
          Class A units (or           Class A units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 62,726,654 Class B units of Terra LLC (or           Class B units if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Use of proceeds
Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, we expect to receive approximately $    million of net proceeds from the sale of the Class A common stock offered hereby, after deducting underwriting discounts and commissions but before offering expenses.

The following table illustrates the estimated sources and uses of funds from this offering and the Notes Offering:

Sources of Funds		Uses of Funds
Class A common stock offered hereby	$500.0 million	Paydown of amounts outstanding on our Revolver associated with the Canadian Acquisitions and Integrys and certain first quarter 2015 acquisitions from our Sponsor	$235.0 million(1)
Notes Offering	$149.6 million
		General corporate purposes, which may include the funding of future acquisitions from our Sponsor, future acquisitions from third parties, and/or debt repayment	$413.5 million
		Fees, expenses and other	$1.1 million
Total	$649.6 million	Total	$649.6 million

(1)	The total amount outstanding on our Revolver as of June 16, 2015 was $235 million. The Revolver matures on January 28, 2020 and currently bears interest at a rate per annum equal to either (i) a base rate plus a margin of 1.50% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.50%. After the fiscal quarter ended June 30, 2015, the base rate margin will range between 1.25% and 1.75% and the Eurodollar rate margin will range between 2.25% and 2.75% as determined by reference to a leverage-based grid.

See “Recent Developments—Acquisition Transactions.”

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that we will receive additional net proceeds of approximately $    million, after deducting underwriting discounts and commissions, all of which will be used to purchase Class B units from our Sponsor at a price per unit equal to the per share price to the public (less the underwriting discount) set forth on the cover of this prospectus.

Voting rights and stock lock up
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

All of our Class B common stock is held by our Sponsor or its controlled affiliates. Each share of our Class B common stock entitles our Sponsor to 10 votes on matters presented to our stockholders generally. Our Sponsor, as the holder of our Class B common stock, retains control over a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future. Additionally, Terra LLC's amended and restated operating agreement provides that our Sponsor (and its controlled affiliates) must continue to own a number of Class B units equal to 25% of the number of Class B units held by the Sponsor upon our IPO until the earlier of: (i) July 23, 2017 (three years from the completion of our IPO) or (ii) the date Terra LLC has made cash distributions in excess of the Third Target Distribution (as defined herein) for four quarters (which need not be consecutive). Any Class B units of Terra LLC transferred by our Sponsor (other than to its controlled affiliates) will be automatically exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law.

Economic interest
Immediately following this offering, subject to the right of holders of Incentive Distribution Rights, or “IDRs,” to receive a portion of distributions after certain thresholds are met, holders of our Class A common stock will own in the aggregate a    % economic interest in our business through our ownership of Class A units of Terra LLC and our Sponsor will own a    % economic interest in our business through its ownership of Class B units of Terra LLC (or a    % economic interest, a    % economic interest and a    % economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).
Exchange and registration rights
Each Class B unit of Terra LLC, together with a corresponding number of shares of Class B common stock, is exchangeable for a share of our Class A common stock at any time, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreements we entered into with our Sponsor. Our Sponsor (or any other permitted holder) may exchange its Class B units in Terra LLC, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreements. When a holder exchanges a Class B unit of Terra LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit, and a corresponding share of our Class B common stock, to Terra LLC, (ii) we will issue and contribute a share of Class A common stock to Terra LLC for delivery of such share by Terra LLC to the exchanging holder, (iii) Terra LLC will issue a Class A unit to us, (iv) Terra LLC will cancel the Class B unit, and we will cancel the corresponding share of our Class B common stock, and (v) Terra LLC will deliver the share of Class A common stock it receives to the exchanging holder.

Pursuant to registration rights agreements that we entered into with our Sponsor and Riverstone, we agreed to file registration statements for the sale of the shares of our Class A common stock issuable upon exchange of Class B units or Class B1 units (all of which have now been exchanged for shares of our Class A common stock) of Terra LLC upon request and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter. We have filed, and the SEC has declared effective, a registration statement for the shares of our Class A common stock held by Riverstone.

In addition, pursuant to the registration rights agreement we entered into in connection with our November 26, 2014 private placement of 11,666,667 shares of our Class A common stock, or the “Acquisition Private Placement,” we have filed, and the SEC has declared effective, a registration statement for the sale of the shares of our Class A common stock that were sold thereby.

Cash dividends:
Class A common stock
Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors. We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. On May 7, 2015, we declared a quarterly dividend of $0.325 per share on our outstanding Class A common stock that was paid on June 15, 2015 to holders of record on June 1, 2015.

We believe, based on our financial forecast and related assumptions and our acquisition strategy, that we will generate sufficient cash available for distribution to support our Minimum Quarterly Distribution of $0.2257 per share of Class A common stock ($0.9028 per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all.

Class B common stock
Holders of our Class B common stock do not have any right to receive cash dividends. However, holders of our Class B common stock also hold Class B units issued by Terra LLC. As a result of holding the Class B units, subject to certain limitations during the Subordination Period and the Distribution Forbearance Period, our Sponsor is entitled to share in distributions from Terra LLC to its unit holders (including distributions to us as the holder of the Class A units of Terra LLC).
U.S. Federal income tax consequences to non-U.S. holders
For a discussion of the federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read “United States Federal Income Tax Consequences to Non-U.S. Holders.”
FERC-related purchase restrictions
Except to the extent authorized by FERC pursuant to Section 203 of the Federal Power Act, or the “FPA,” a purchaser of Class A common stock in this offering will not be permitted to acquire (i) an amount of our Class A common stock that, after giving effect to such acquisition, would allow such purchaser together with its affiliates (as understood for purposes of FPA Section 203) to exercise 10% or more of the total voting power of the outstanding shares of our Class A common stock, Class B common stock and Class B1 common stock in the aggregate, or (ii) an amount of our Class A common stock as otherwise determined by our board of directors sufficient to allow such purchaser together with its affiliates to exercise control over our company.
Stock exchange listing
Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “TERP.”

Controlled company exemption
We are considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market.

Certain Assumptions

The number of shares of our common stock and the number of units of Terra LLC to be outstanding after this offering, the combined voting power that identified stockholders will hold after this offering and the economic interest in our business that identified stockholders will hold after this offering are based on           shares of our Class A common stock (including           shares offered by us in this offering), 62,726,654 shares of our Class B common stock,           Class A units of Terra LLC and 62,726,654 Class B units of Terra LLC outstanding as of June 16, 2015 and excludes (i)           shares of our Class A common stock which may be issued upon the exercise of the underwriters' option to purchase additional shares of our Class A common stock; and (ii) 4,691,021 shares of our Class A common stock reserved for future issuance under our 2014 Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional Class A common stock.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus and the documents incorporated by reference herein, before you decide to purchase shares of our Class A common stock. You should also consider the matters discussed under “Risk Factors” in our Annual Report on Form 10-K, filed with the SEC on March 13, 2015, and in our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2015, both incorporated by reference herein. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Inherent in an Investment in TerraForm Power, Inc.

We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	our ability to integrate the projects we acquire from third parties or otherwise and realize the anticipated benefits from such acquisitions;
•	counterparties' to our offtake agreements willingness and ability to fulfill their obligations under such agreements;
•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;
•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;
•	delays or unexpected costs during the completion of construction of certain projects we intend to acquire;
•	our ability to successfully identify, evaluate and consummate acquisitions;
•	governments regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;
•	operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally and in our Revolver;
•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;
•	our ability to compete against traditional and renewable energy companies;
•	hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenances or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;
•	our ability to expand into new business segments or new geographies; and
•	our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage risks related to international operations and generate earnings and cash flow from our asset-based businesses in relation to our debt and other obligations.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. Our revolving credit facility also restricts our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There are no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by TerraForm Power Operating, LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we distribute to holders of our Class A common stock.

Terra LLC's cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. As result, we may cause Terra LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would normally receive from Terra LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Terra LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends.

We are a holding company and our only material asset is our interest in Terra LLC, and we are accordingly dependent upon distributions from Terra LLC and its subsidiaries to pay dividends and taxes and other expenses.

TerraForm Power is a holding company and has no material assets other than its ownership of membership interests in Terra LLC, a holding company that will have no material assets other than its interest in Terra Operating LLC, whose sole material assets are the solar generation facilities and wind power plants that comprise our portfolio and the projects that we subsequently acquire. TerraForm Power, Terra LLC and Terra Operating LLC have no independent means of generating revenue. We intend to cause Terra Operating LLC's subsidiaries to make distributions to Terra Operating LLC and, in turn, make distributions to Terra LLC, and, Terra LLC, in turn, to make distributions to TerraForm Power in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds to pay a quarterly cash dividend to holders of our Class A common stock or otherwise, and Terra Operating LLC or Terra LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Terra Operating LLC's operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that influences the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the “Investment Company Act,” our business would be subject to applicable restrictions under the Investment Company Act, which could make it impractical for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include, but are not limited to, the following:

•	price and volume fluctuations in the stock markets generally;
•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;
•	changes in our earnings or variations in operating results;
•	changes in regulatory policies or tax law;
•	operating performance of companies comparable to us; and
•	loss of funding sources.

We are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours.

Each share of our Class B common stock entitles SunEdison or its controlled affiliates to 10 votes on matters presented to our stockholders generally. SunEdison owns all of our Class B common stock. Therefore, SunEdison will control a majority of the vote on all matters submitted to a vote of the stockholders, including the election of our directors, for the foreseeable future even if its ownership of our Class B common stock represents less than 50% of the outstanding Class A common stock and Class B common stock. As a result, we are and will likely continue to be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are permitted to opt out of the NASDAQ Global Select Market listing requirements that require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, and (iii) an annual performance evaluation of the nominating and governance and compensation committees. We rely on exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees.

The NASDAQ Global Select Market listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of SunEdison may in some circumstances conflict with our interests and the interests of holders of our Class A common stock. Should SunEdison's interests differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our charter documents or Delaware or Federal law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

•	a prohibition on stockholder action through written consent once SunEdison ceases to hold a majority of the combined voting power of our common stock;
•	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;
•	the right of SunEdison as the holder of our Class B common stock, to appoint up to two additional directors to our board of directors;
•	advance notice requirements for stockholder proposals and nominations; and
•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the “DGCL,” prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder (generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock), for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited.

Additionally, in order to ensure compliance with Section 203 of the FPA, our amended and restated certificate of incorporation prohibits any person from acquiring, without prior FERC authorization or the written consent of our board of directors, in purchases other than secondary market transactions (i) an amount of our Class A or Class B1 common stock that, after giving effect to such acquisition, would allow such purchaser together with its affiliates (as understood for purposes of FPA Section 203) to exercise 10% or more of the total voting power of the outstanding shares of our Class A, Class B and Class B1 common stock in the aggregate, or (ii) an amount of our Class A common stock or Class B1 common stock as otherwise determined by our board of directors sufficient to allow such purchaser together with its affiliates to exercise control over our company. Any acquisition of our Class A common stock or Class B1 common stock in violation of this prohibition shall not be effective to transfer record, beneficial, legal or any other ownership of such common stock, and the transferee shall not be entitled to any rights as a stockholder with respect to such common stock (including, without limitation, the right to vote or to receive dividends with respect thereto). Any acquisition of 10% or greater voting power or a change of control with respect to us or any of our solar and wind generation project companies could require prior authorization from FERC under Section 203 the FPA. Furthermore, a “holding company” (as defined in the Public Utility Holding Company Act of 2005, or “PUHCA”) and its “affiliates” (as defined in PUHCA) may be subject to restrictions on the acquisition of our Class A common stock or Class B1 common stock in secondary market transactions to which other acquirors are not subject. A purchaser of our securities which is a “holding company” or an “affiliate” or “associate company” of such a “holding company” (as defined in PUHCA) should seek their own legal counsel to determine whether a given purchase of our securities may require prior FERC approval.

Investors may experience dilution of their ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we are authorized to issue 850,000,000 shares of Class A common stock, 140,000,000 shares of Class B common stock, 260,000,000 shares of Class B1 common stock and 50,000,000 shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the trading price of our Class A common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

Future sales of our common stock by SunEdison, Riverstone or the Private Placement Purchasers may cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales of such shares (issuable to SunEdison upon the exchange of some or all of its Class B units of Terra LLC) by SunEdison or other significant holders in the market, or the perception that these sales could occur.

The market price of our Class A common stock may also decline as a result of SunEdison disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce SunEdison's ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. In addition, in connection with the First Wind acquisition, SunEdison issued $336.5 million of exchangeable notes that, pursuant to their terms, may be exchanged for shares of our Class A common stock that are issued in exchange for Class B units and Class B common stock currently held by SunEdison.

SunEdison, certain of its affiliates, Riverstone and holders of the exchangeable notes have certain registration rights and may assign such rights with respect to shares of our Class A common stock issued or issuable upon the exchange of Class B units of Terra LLC. The presence of additional shares of our Class A common stock trading in the public market, including as a result of the exercise of registration rights, may have a material adverse effect on the market price of our securities.

SunEdison has pledged the shares of Class B common stock that it owns to its lenders under its credit facility, margin loan and exchangeable note. If the lenders foreclose on these shares, the market price of our shares of Class A common stock could be materially adversely affected.

SunEdison has pledged approximately 25% of the shares of Class B common stock that it owns to its lenders as security under its credit facility with Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, and the lenders identified in the credit agreement. If SunEdison breaches certain covenants and obligations in its credit facility, an event of default could result and the lenders could exercise their right to accelerate all the debt under the credit facility and foreclose on the pledged shares (and a corresponding number of Class B units). Any future sale of the shares of Class A common stock received upon foreclosure of the pledged securities after the expiration of the lock-up periods could cause the market price of our Class A common stock to decline. In addition, SunEdison has pledged approximately 75% of the shares of Class B common stock, and a corresponding amount of the Class B Units of Terra LLC that it owns, as security for the margin loan agreement and exchangeable note it entered into in connection with the First Wind acquisition. If there is an event of default on the margin loan agreement or the exchangeable note, it may result in the sale of a significant number of shares of our Class A common stock, including during the 90-day lock-up period, which could cause the market price of our Class A common stock to decline. In addition, because SunEdison owns a majority of the combined voting power of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the shares of Class A common stock received upon foreclosure of any pledged securities could result in a change of control, even when such change may not be in the best interest of our stockholders. SunEdison, through its wholly-owned subsidiary, SunEdison Holdings Corporation, owns 62,726,654 Class B units of Terra LLC, which are exchangeable (together with shares of our Class B common stock) for shares of our Class A common stock.

We incur increased costs as a result of being a publicly traded company.

As a public company, we incur additional legal, accounting and other expenses that have not been reflected in our predecessor's historical financial statements. In addition, rules implemented by the SEC and the NASDAQ Global Select Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly.

Our legal, accounting and other expenses relating to being a publicly traded company will be paid for by our Sponsor under the Management Services Agreement without a fee for 2014, and with the relevant service fees for 2015, 2016 and 2017 capped at $4.0 million, $7.0 million, and $9.0 million, respectively. The Management Services Agreement does not have a fixed term, but may be terminated by us in certain circumstances, including upon the earlier to occur of (i) the five-year anniversary of the date of the agreement and (ii) the end of any 12-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million. Following the termination of the Management Services Agreement we will be required to pay for these expenses directly.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to completion of our IPO on July 23, 2014, we had not operated as a public company and had not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We are required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2015, and our management is required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. The existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. To date, we have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards. However, we no longer meet the requirements and are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Taxation

In addition to reading the following risk factors, if you are a non-U.S. investor, please read “United States Federal Income Tax Consequences to Non-U.S. Holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Tax provisions and policies supporting renewable energy could change at any time, and such changes may result in a material increase in our estimated future income tax liability.

Renewable generation assets currently benefit from various federal, state and local tax incentives, including investment tax credits, or “ITCs,” production tax credits or “PTCs,” and a modified accelerated cost-recovery system of depreciation. The Code currently provides an ITC of 30% of the cost-basis of an eligible facility, including certain solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016. The U.S. Congress could reduce, replace or eliminate the ITC. PTCs, or ITCs in lieu of PTCs, for wind generation assets apply only to projects the construction of which began prior to the end of 2014 and, the U.S. Congress could fail to extend the termination of, renew or replace such incentives. In addition, we benefit from an accelerated tax depreciation schedule for our eligible solar and wind energy projects. The U.S. Congress could in the future eliminate or modify such accelerated depreciation. Moreover, the cost-basis of eligible projects acquired from our Sponsor may be reduced if a tax authority were to successfully challenge our transfer prices as not reflecting arms’ length prices, in which case the amount of our expected ITC and depreciation deductions would be reduced. Additionally, we may be required to repay a Section 1603 Grant, with interest, if the U.S. Treasury were to successfully challenge a solar energy property for which such a Section 1603 Grant has been made as not complying with the requirements of Section 1603.

Any reduction in our ITCs, PTCs or depreciation deductions as a result of a change in law or successful transfer pricing challenge, or any elimination or modification of the accelerated tax depreciation schedule, may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and results of operations.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our portfolio of assets that we expect will benefit from an accelerated tax depreciation schedule, and subject to tax obligations resulting from potential tax audits, we do not expect to pay significant United States federal income tax in the near term. However, in the event these losses are not generated as expected (including if our accelerated tax depreciation schedule for our eligible solar energy projects is eliminated or adversely modified), are successfully challenged by the United States Internal Revenue Service, or the “IRS,” (in a tax audit or otherwise), or are subject to future limitations as a result of an “ownership change” as discussed below, our ability to realize these future tax benefits may be limited. Any such reduction, limitation, or challenge may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and operating results.

If we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units.

We are entirely dependent upon distributions we receive from Terra LLC in respect of the Class A units held by us for payment of our expenses and other liabilities. We must make provisions for the payment of our income tax liabilities, if any, before we can use the cash distributions we receive from Terra LLC to make distributions to our Class A common stockholders. If we incur material tax liabilities, our distributions to holders of our Class A common stock may be reduced. However, the cash available to make distributions to the holders of the Class B units and IDRs issued by Terra LLC (all of which are currently held by our Sponsor), or to the holders of any Class B1 units that may be issued by Terra LLC in connection with an IDR reset or otherwise, will not be reduced by the amount of our tax liabilities. As a result, if we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units of Terra LLC.

Our ability to use NOLs to offset future income may be limited.

Our ability to use NOLs generated in the future could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an ownership change occurs if the aggregate stock ownership of certain holders (generally 5% holders, applying certain look-through and aggregation rules) increases by more than 50% over such holders’ lowest percentage ownership over a rolling three-year period. If a corporation undergoes an ownership change, its ability to use its pre-change NOL carryforwards and other pre-change deferred tax attributes to offset its post-change income and taxes may be limited. Future sales of our Class A common stock by SunEdison, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

If we make distributions from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for U.S. federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for U.S. federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, this may not occur.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements, other than purely historical information, including estimates, projections, statements related to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based are forward-looking statements within the meaning of the federal securities laws including, without limitation, our expectation that our liquidity will be sufficient to fund our operations for the next twelve months. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions, or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are listed below and further disclosed under the section entitled “Risk Factors,” and in the documents incorporated by reference herein:

•	our ability to integrate the projects we acquire from third parties or otherwise and realize the anticipated benefits from such acquisitions;
•	counterparties' to our offtake agreements willingness and ability to fulfill their obligations under such agreements;
•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;
•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;
•	delays or unexpected costs during the completion of construction of certain projects we intend to acquire;
•	our ability to successfully identify, evaluate and consummate acquisitions, including the potential acquisition of 1.1GW to 1.2 GW of wind generation power plants for which we are currently in active negotiations, and to realize the benefits therefrom;
•	government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;
•	operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally and in our Revolver;
•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;
•	our ability to compete against traditional and renewable energy companies;
•	hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;
•	our ability to expand into new business segments or new geographies; and
•	our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage risks related to international operations and generate earnings and cash flow from our asset-based businesses in relation to our debt and other obligations.

The forward-looking statements included or incorporated herein are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock, we expect to receive approximately $    million of net proceeds from the sale of the Class A common stock offered hereby, after deducting underwriting discounts and commissions but before offering expenses.

The following table illustrates the estimated sources and uses of funds from this offering and the Notes Offering:

Sources of Funds		Uses of Funds
Class A common stock offered hereby	$500.0 million	Paydown of amounts outstanding on our Revolver associated with the Canadian Acquisitions and Integrys and certain first quarter 2015 acquisitions from our Sponsor	$235.0 million(1)
Notes Offering	$149.6 million
		General corporate purposes, which may include the funding of future acquisitions from our Sponsor, future acquisitions from third parties, and/or debt repayment	$413.5 million
		Fees, expenses and other	$1.1 million
Total	$649.6 million	Total	$649.6 million

(1)	The total amount outstanding on our Revolver as of June 16, 2015 was $235 million. The Revolver matures on January 28, 2020 and currently bears interest at a rate per annum equal to either (i) a base rate plus a margin of 1.50% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.50%. After the fiscal quarter ended June 30, 2015, the base rate margin will range between 1.25% and 1.75% and the Eurodollar rate margin will range between 2.25% and 2.75% as determined by reference to a leverage-based grid.

See “Recent Developments—Acquisition Transactions.”

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that we will receive additional net proceeds of approximately $    million, after deducting underwriting discounts and commissions, all of which will be used to purchase Class B units from our Sponsor at a price per unit equal to the per share price to the public (less the underwriting discount) set forth on the cover of this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, restricted cash and consolidated capitalization as of March 31, 2015 on: (i) an historical basis and (ii) an as adjusted basis to give effect to this offering, the Notes Offering and the use of proceeds from each, as described in the section entitled “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	As of March 31, 2015
	Actual	As Adjusted
(in thousands, except share data)	(unaudited)
Cash and restricted cash(1)	$240,603	$656,929
Long-term debt (including current portion):
Revolver	$150,000	$—
Senior Notes	800,000	950,000
Project-level debt	1,249,653	1,249,653
Net unamortized discount	(4,975)	(2,725)
Total long-term debt (including current portion)	$2,194,678	$2,196,928
Shareholders' Equity:
Class A common stock, par value $0.01 per share, 850,000,000 shares authorized, 55,951,690 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$535	$665
Class B common stock, par value $0.01 per share, 140,000,000 shares authorized, 62,726,654 shares issued and outstanding, actual and as adjusted	627	627
Class B1 common stock, par value $0.01 per share, 260,000,000 shares authorized, 5,840,000 shares issued and outstanding, actual and as adjusted(2)	58	58
Preferred stock, par value $0.01 per share, 50,000,000 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Additional paid-in-capital	758,518	1,257,275
Accumulated Deficit	(53,733)	(53,733)
Accumulated Other Comprehensive Income (Loss)	(2,609)	(2,609)
Non-controlling interests	1,152,614	1,152,614
Total equity	$1,856,010	$2,354,897
Total capitalization	$4,050,688	$4,551,825

(1)	Amount includes non-current restricted cash of $9.1 million actual and as adjusted.
(2)	As of June 16, 2015, all shares of Class B1 common stock had been exchanged for shares of our Class A common stock.

These share numbers do not give effect to the exercise of the underwriters' option to purchase additional shares of our Class A common stock. We will use all additional net proceeds from the underwriters’ option to purchase additional shares of our Class A Common Stock to purchase Class B units from our Sponsor at a price per unit equal to the per share price to the public (less the underwriting discount) set forth on the cover of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table shows selected historical combined consolidated financial data at the dates and for the periods indicated. The selected historical consolidated financial data as of and for the year ended December 31, 2014 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected historical combined consolidated financial data as of and for the year ended December 31, 2013 have been derived from the audited combined consolidated financial statements of our accounting predecessor incorporated by reference in this prospectus. The selected historical consolidated financial data and balance sheet data as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined consolidated financial data as of and for the year ended December 31, 2013 are prepared on a carve-out basis and are intended to represent the financial results of SunEdison's contracted renewable energy assets that were contributed to Terra LLC as part of our initial portfolio.

The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes incorporated by reference in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

For all periods prior to the IPO, the amounts shown in the table below represent the combination of the Company and Terra LLC, the accounting predecessor, and were prepared using SunEdison's historical basis in assets and liabilities. For all periods subsequent to the IPO, the amounts shown in the table below represent the results of the Company, which consolidates Terra LLC through its controlling interest.

	For the year ended December 31,		For the three months ended March 31,
(in thousands, except per share data)	2014	2013	2015	2014
Statement of Operations Data:
Operating revenues, net	$125,864	$17,469	$70,515	$11,880
Operating costs and expenses:
Cost of operations	10,544	1,024	16,820	460
Cost of operations—affiliate	7,903	911	3,643	352
General and administrative	20,984	289	9,939	98
General and administrative—affiliate	19,144	5,158	6,027	1,590
Acquisition and related costs	10,177	—	13,722	—
Acquisition and related costs—affiliate	5,049	—	436	—
Formation and offering related fees and expenses	3,570	—	—	—
Formation and offering related fees and expenses—affiliates	1,870	—	—	—
Depreciation, accretion and amortization	40,509	4,961	31,891	3,241
Total operating costs and expenses	119,750	12,343	82,478	5,741
Operating income	6,114	5,126	(11,963)	6,139
Other expense (income):
Interest expense, net	84,418	6,267	36,855	7,082
Gain on extinguishment of debt, net	(7,635)	—	20,038	—
Loss/(Gain) on foreign currency exchange, net	14,007	(771)	14,369	595
Other, net	438	—	480	—
Total other expense, net	91,228	5,496	71,742	7,677
Loss before income tax benefit	(85,114)	(370)	(83,705)	(1,538)
Income tax benefit	(4,689)	(88)	(45)	(457)
Net (loss) income	$(80,425)	$(282)	$(83,660)	$(1,081)
Net loss attributable to TerraForm Power, Inc. Class A common stockholders	(25,617)	N/A	(28,116)	N/A
Basic loss per Class A common share	(0.87)	N/A	(0.57)	N/A
Diluted loss per Class A common share	(0.87)	N/A	(0.57)	N/A

	For the year ended December 31,		For the three months ended March 31,
(in thousands, except per share data)	2014	2013	2015	2014
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$82,624	$(7,202)	$(10,609)	$(20,611)
Investing activities	(1,730,214)	(264,239)	(918,063)	(97,403)
Financing activities	2,115,530	272,482	613,542	339,460
	As of December 31,		As of March 31,
(in thousands, except per share data)	2014	2013	2015	2014
Balance Sheet Data (at period end):
Cash and cash equivalents	$468,554	$1,044	$153,423	$222,490
Restricted cash(1)	81,000	69,722	87,180	54,146
Property and equipment, net	2,554,904	407,356	3,429,630	586,032
Long-term debt and financing lease obligations	1,652,621	408,109	2,194,678	766,829
Capital lease obligations	—	29,171	—	29,172
Total assets	3,586,420	566,877	4,365,618	1,018,118
Total liabilities	2,046,161	551,425	2,484,404	967,673
Redeemable non-controlling interests	24,338	—	25,204	—
Total stockholders' equity	1,515,921	15,452	1,856,010	50,445

(1)	Restricted cash includes current restricted cash and non-current restricted cash included in “other assets” in the consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part. For information regarding the Class A Units, Class B Units, Class B1 Units and IDRs issued by Terra LLC, please see the section titled “Certain Relationships and Related Party Transactions” in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2015, which is incorporated by reference herein, as well as the amended and restated operating agreement of Terra LLC.

Authorized Capitalization

Upon completion of this offering, our authorized capital stock will consist of             shares of Class A common stock, par value $0.01 per share, of which              shares will be issued and outstanding,             shares of Class B common stock, par value $0.01 per share, of which              shares will be issued and outstanding, 260,000,000 shares of Class B1 common stock, par value $0.01 per share, none of which             will be issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, (i) an aggregate of 4,691,021 shares of our Class A common stock have been reserved for future issuance under the 2014 Incentive Plan, and (ii) an aggregate of              shares of our Class A common stock have been reserved for issuance upon the exchange of Class B units.

Class A Common Stock

Voting Rights

Each share of Class A common stock and Class B1 common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock or Class B1 common stock, as applicable, are entitled to vote. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock and Class B1 common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of the votes cast by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class B1 common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our Class A common stock is listed on the NASDAQ Global Select Market under the symbol “TERP.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent's address is 250 Royall Street, Canton, Massachusetts 02021.

Class B Common Stock

Voting Rights

Each share of Class B common stock entitles the holder to ten votes on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B units of Terra LLC for shares of our Class A common stock. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued.

Transfer Restrictions

Shares of Class B common stock may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor and together with an equivalent number of Class B units.

Director Designation Rights

Our amended and restated certificate of incorporation provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to two directors to our board of directors. See “Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws—Meetings and Elections of Directors—Director Designation Rights.”

Class B1 Common Stock

Voting Rights

Each share of Class B1 common stock entitles the holder to one vote on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common must be approved by a majority, on a combined basis, of votes by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B1 common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B1 common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B1 common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B1 common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B1 units of Terra LLC for shares of our Class A common stock. Shares of Class B1 common stock so redeemed are automatically cancelled and are available to be reissued.

Transfer Restrictions

Shares of Class B1 common stock may not be transferred without our consent. Additionally, shares of Class B1 common stock may only be transferred if an equivalent number of Class B1 units, which generally may not be transferred without our consent, are transferred to the same transferee.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as the shares of Class A common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

As permitted under the DGCL, in the event that either (i) our Sponsor or its affiliates or (ii) any (x) individual who is an officer or director of both us and our Sponsor or (y) individual who is a director of the Company and is otherwise an employee, officer or a director of a power generation business, or a “Dual Role Person,” acquire knowledge of a potential transaction or matter which may present a specified corporate opportunity, neither us or our affiliates will have, to the fullest extent permitted by law, any expectancy in such opportunity. In addition, neither our Sponsor and its affiliates nor any Dual Role Person shall have a duty to communicate or offer to us, or refrain from engaging directly or indirectly in, such opportunity, and may pursue or acquire such opportunity for themselves or direct such opportunity to another person, other than an offer in writing to a Dual Role Person in its capacity as one of directors, officers or employees. Any Dual Role Person (i) shall have no duty to communicate or offer to us any specified corporate opportunity that such Dual Role Person has communicated or offered to either our Sponsor or its affiliates or any power generation business of which such Dual Role Person is an employee, agent, representative, officer or director, (ii) shall not be prohibited from communicating or offering any specified corporate opportunity to either our Sponsor or its affiliates or any power generation business of which such Dual Role Person is an employee, agent, representative, officer or director, and (iii) shall not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder, director or officer of the Company, as the case may be, resulting from (x) the failure to communicate or offer to us any specified corporate opportunity that such Dual Role Person has communicated or offered to either our Sponsor or its affiliates or such power generation business, or (y) the communication or offer to either our Sponsor or its affiliates or any such power generation business, in each case, so long as such opportunity was not expressly offered in writing to the Dual Role Person solely in his or her capacity as a director or officer of the Company. In addition, even if a business opportunity is presented to a Dual Role Person, the following corporate opportunities will not belong to us: (i) those we are not financially able, contractually permitted or legally able to undertake, (ii) those not in our line of business, (iii) those of no practical advantage to us, and (iv) those in which we have no interest or reasonable expectancy. Except with respect to Dual Role Persons, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that SunEdison has as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below contains, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and Elections of Directors

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock. Upon our Sponsor ceasing to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock, our stockholders will not be permitted to take action by written consent.

Election and Powers of Chairman; Board Meetings. Our amended and restated certificate of incorporation provides that the Chairman of our board of directors will be elected by our stockholders. Pursuant to our amended and restated bylaws, the Chairman (or his or her designee) has the right to call special meetings of our board of directors, establish the agenda for meetings of our board of directors and adjourn meetings of our board of directors. In addition, matters to be addressed or voted upon at any meeting of our board of directors shall be set forth in a notice of meeting delivered to each director in accordance with our amended and restated bylaws (unless such notice is waived) or brought before our board at such meeting by the Chairman. The provisions regarding election of our Chairman by our stockholders and our Chairman's right to call special meetings of the board, establish the agenda and adjourn meetings of the board of directors will remain in effect until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock.

Director Designation Rights. Our amended and restated certificate of incorporation provides that our Sponsor, as the holder of our Class B common stock, is entitled to elect up to two directors to our board of directors, which directors will be in addition to any other directors, officers or other affiliates of our Sponsor who (i) may be serving as directors, (ii) are subsequently appointed by our board to fill any vacancies, or (iii) are elected by our stockholders. We refer to directors elected to our board by our Sponsor pursuant to the foregoing provision as “Sponsor Designated Directors.” A director will be deemed to be a Sponsor Designated Director only if specifically identified as such in writing by our Sponsor at the time of his or her appointment to our board or at any time thereafter. Our Sponsor will have the right to remove and replace any Sponsor Designated Director at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. The provisions regarding the designation of directors by our Sponsor will terminate as of the date that our Sponsor ceases to directly or indirectly beneficially own shares representing 50% or more of the combined voting power of our common stock, unless required to be terminated earlier pursuant to applicable law or the rules of the national securities exchange on which any of our securities are listed. Any Sponsor Designated Director in office at the time of termination of the director designation provisions in our amended and restated certificate of incorporation will continue to hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Vacancies. Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock and the director designation rights of our Sponsor.

Amendments

Amendments of Certificate of Incorporation. The provisions described above under “—Meetings and Elections of Directors—Special Meetings of Stockholders,” “—Meetings and Elections of Directors—Elimination of Stockholder Action by Written Consent” and “—Meetings and Elections of Directors—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws. Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our amended and restated bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder's notice must be received at our principal executive offices:

•	in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year's annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us; or
•	in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our amended and restated bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation provides that in the event our Sponsor and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of Directors

Our amended and restated certificate of incorporation provides that, if any director (other than a Sponsor Designated Director) who, at the time of his or her most recent election or appointment to a term on our board of directors was an employee of our company or our Sponsor or any of our or its subsidiaries, ceases to be employed by us or our Sponsor or any of our or its subsidiaries during such term as director, such director shall no longer be qualified to be a director and shall immediately cease to be a director without any further action unless otherwise determined by our board of directors. In addition, our amended and restated certificate of incorporation provides, in accordance with the DGCL and subject to our Sponsor's director designation rights and any special voting rights of any series of preferred stock that we may issue in the future, that stockholders may remove directors, with or without cause, by a majority vote.

Amendments

Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate Opportunity” or “—Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws” will require the affirmative vote of at least 66 2⁄3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of Restricted Shares

Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, along with the shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have issued and outstanding an aggregate of              shares of Class A common stock (or              shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Our Sponsor may exchange Class B units of Terra LLC, together with a corresponding number of shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Our Sponsor holds 62,726,654 Class B units of Terra LLC, all of which are exchangeable, if exchanged together with a corresponding number of shares of Class B common stock for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the completion of our IPO, we entered into a registration rights agreement with our Sponsor that requires us to register under the Securities Act shares of our Class A common stock issued in such an exchange. In connection with the First Wind Acquisition, Seller Note LLC, a wholly-owned subsidiary of our Sponsor, issued approximately $336.5 million of seller notes that, pursuant to their terms, may be exchanged for shares of our Class A common stock that are issued in exchange for Class B units and Class B common stock currently held by our Sponsor. The seller notes do not become exchangeable for Class A Common Stock until one year after the issuance date.

Rule 144

The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our Class A common stock outstanding which will equal approximately shares after this offering; or
•	the average weekly reported trading volume of our Class A common stock on the NASDAQ Global Select Market for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-Up Agreements

We, each of our officers and directors, our Sponsor and certain other stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including Terra LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 60 days after the date of this prospectus, except in connection with this offering or with the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. See “Underwriting.”

The restrictions in the immediately preceding paragraph do not apply to:

•	our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein) (including the exchange by us of our Class A common stock for Class B common stock held by our Sponsor in satisfaction of its delivery obligations under the indenture governing notes exchangeable for our Class A common stock, the net proceeds of which are used to fund the First Wind Acquisition), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;
•	our Sponsor’s pledge of our and Terra LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as in respect of the Sponsor Credit Agreement, any recipient of such securities is subject to the same lock-up restrictions described above;
•	our Sponsor’s pledge of our and Terra LLC’s equity securities as collateral under the margin loan agreement or exchangeable note entered into in connection with the First Wind Acquisition, or the transferring of such pledged securities, in the event the trustee, lenders or noteholders in respect of such margin loan agreement or exchangeable note exercise their right to foreclose on such pledged securities, without any requirement that the recipient of any such securities be subject to the same lock-up restrictions; and
•	certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

Registration Rights

Our Sponsor, Riverstone, the purchasers in our July 23, 2014 private placement of 2,600,000 shares of our Class A common stock to Altai Capital Master Fund, Ltd., or “ACMF,” and Everstream Opportunities Fund I, LLC, or “Everstream Opportunities,” collectively, the “IPO Private Placements,” and the Acquisition Private Placement and certain of their respective affiliates are entitled to various rights with respect to the registration of shares under the Securities Act. We have filed a registration statement relating to the resale of the shares of our Class A common stock issued in the Acquisition Private Placement, along with the shares of Class A common stock issued to Riverstone upon exchange of its shares of Class B1 common stock and Class B1 units and such shares are freely tradable without restriction by the Acquisition Private Placement Purchasers, subject to compliance with applicable law.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general summary of United States federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our Class A common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that is, for United States federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Class A common stock, you should consult your own tax advisors.

This summary is based upon the Code, applicable United States Treasury regulations, rulings and other administrative pronouncements, and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Distributions

We intend to pay cash distributions on shares of our Class A common stock for the foreseeable future. In general, distributions of cash or other property in respect of shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share-byshare basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “Gain on Disposition of Shares of Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to a United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. United States federal withholding tax may be imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes.

However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a United States trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (i) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (ii) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, Form W-8BEN-E, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale, exchange or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a United States Real Property Holding Corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock, or “the applicable period.”

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain United States source capital losses.

We believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, and because the definition of United States real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we are or become a USRPHC, however, so long as our Class A common stock is regularly traded on an established securities market a non-U.S. holder will be subject to United States federal income tax on any gain in respect of our Class A common stock only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.
•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified United States connections, a “U.S.-related person,” information reporting and backup withholding generally will not apply.
•	If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Taxation of Common Stock Held by or through Foreign Entities

The Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met.

Payments subject to withholding under FATCA include dividends and, after December 31, 2016, payments of gross proceeds. The withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial United States owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial United States owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of FATCA with respect to their investment in our Class A common stock.

United States Federal Estate Tax

Shares of our Class A common stock that are owned (or deemed to be owned) at the time of death by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such non-U.S. holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Macquarie Capital (USA) Inc.
UBS Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional           shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the price to the public. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and each of our officers and directors and our Sponsor have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 60 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc.

The restrictions in the immediately preceding paragraph do not apply to:

•	our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein) (including the exchange by us of our Class A common stock for Class B common stock held by our Sponsor in satisfaction of its delivery obligations under the indenture governing notes exchangeable for our Class A common stock, the net proceeds of which are used to fund the First Wind Acquisition), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•	our Sponsor’s pledge of our or Terra LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as, in respect of the Sponsor Credit Agreement, any recipient of such securities is subject to the same lock-up restrictions described above;
•	our Sponsor’s pledge of our and Terra LLC’s equity securities as collateral under the margin loan agreement or exchangeable note entered into in connection with the First Wind Acquisition, or the transferring of such pledged securities, in the event the trustee, lenders or noteholders in respect of such margin loan agreement or exchangeable note exercise their right to foreclose on such pledged securities, without any requirement that the recipient of any such securities be subject to the same lock-up restrictions; and
•	certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on a securities exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, tax equity financing and other financial and non-financial activities and services. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or the assets, securities and/or instruments of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Certain of the underwriters or their respective affiliates are or may become agents, arrangers, bookrunners or lenders under the Revolver. As a result, certain of the underwriters or their respective affiliates will receive a portion of the net proceeds from this offering. In addition, our Sponsor has informed us that it is actively exploring a warehouse facility, which may be provided by one or more of the underwriters for this offering or their affiliates. We have also granted to each of Morgan Stanley & Co., J.P. Morgan Securities LLC, Barclays Capital Inc. and Citigroup Global Markets Inc. a right of first refusal, subject to certain limitations, to provide services with respect to certain of our future offerings and financings. The underwriters and/or their affiliates have received or will receive customary compensation and expenses for these commercial and investment banking transactions.

Sales Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia or, the “Corporations Act”) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or “ASIC.” This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:
(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;
(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;
(iii)	a person associated with the company under section 708(12) of the Corporations Act; or
(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and
(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA.” This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of TerraForm Power, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries, as of December 31, 2013 and 2012, and for the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of First Wind Operating Entities, as of December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

We are subject to the reporting, proxy and information requirements of the Exchange Act, and as a result are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, www.terraform.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference into this registration statement that we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. We incorporate by reference into this registration statement the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act), which we have filed with the SEC:

•	our Annual Report on Form 10-K, filed with the SEC on March 13, 2015;
•	our Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2015;
•	those portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2015, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014; and
•	our Current Reports on Form 8-K, filed with the SEC on February 3, 2015, March 30, 2015, April 1, 2015, May 6, 2015, May 8, 2015, June 2, 2015 and June 12, 2015.

We will provide, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this registration statement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this registration statement.

You should direct requests for documents to:

TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814
(240) 762-7700

$500,000,000

TerraForm Power, Inc.

Class A Common Stock

PROSPECTUS

Morgan Stanley
J.P. Morgan
Barclays

Citigroup
BofA Merrill Lynch
Macquarie Capital
UBS Investment Bank

          , 2015

PART II

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

SEC registration fee	$69,720
FINRA filing fee	$90,500
Legal fees and expenses	$300,000
Accounting fees and expenses	$400,000
Printing and engraving expenses	$250,000
Transfer agent and registrar fees and expenses	$3,000
Total	$1,113,220

Item 14. Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws provides that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We have entered into indemnification agreements with certain of our executive officers and directors pursuant to which have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC's position regarding such indemnification provisions.

Item 15. Recent sales of unregistered securities

Except as set forth below, we have not sold any securities which were not registered under the Securities Act within the past three years, except for the shares issued upon our formation to our sole shareholder.

On January 29, 2014 and February 20, 2014, we issued 7,193 shares and 3,749 shares of our Class A common stock, respectively to certain individuals on account of their efforts in identifying potential projects for our portfolio. Following a stock split at the IPO, these holdings now represent 914,679 and 476,732 restricted shares of Class A common stock.

On January 31, 2014 and February 20, 2014, we granted an aggregate of 27,647 shares and 14,118 shares, respectively, of restricted securities to certain of our executives and other employees of SunEdison who provided services to us. These securities converted into a total of 3,586,174 restricted shares of Class A common stock at the IPO. These grants of restricted securities were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted securities did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act.

On July 23, 2014, we, pursuant to two private placements, sold and issued (i) 1,800,000 shares of our Class A common stock at the price of $25.00 per share to ACMF pursuant to a Common Stock Purchase Agreement, dated as of July 3, 2014, between us and ACMF, and (ii) 800,000 shares of our Class A common stock at our initial public offering price of $25.00 per share to EverStream Opportunities pursuant to the Common Stock Purchase Agreement, dated as of July 3, 2014, between the Company and EverStream Opportunities, for aggregate gross proceeds of $65.0 million.

On July 23, 2014, pursuant to the Mt. Signal Contribution Agreement, dated as of July 23, 2014, by and among us, Terra LLC and Silver Ridge Power, LLC, or “Silver Ridge,” Terra LLC issued 5,840,000 Class B units (and we issued a corresponding number of shares of Class B common stock) and 5,840,000 Class B1 units (and we issued a corresponding number of shares of Class B1 common stock), based on our initial public offering price of $25.00 per share, to Silver Ridge as consideration for the outstanding equity interests in Imperial Valley Solar 1 Holdings II, LLC, which owns the Mt. Signal Project. Silver Ridge distributed the Class B1 shares and Class B1 units to R/C US Solar Investment Partnership, L.P. and the Class B shares and Class B units to our Sponsor.

On November 26, 2014, we, pursuant to a series of subscription agreements substantively similar in substance and form, sold and issued a total of 11,666,667 shares of our Class A common stock in a private placement to certain eligible investors for an aggregate purchase price of $350 million, or $30.00 per share.

Except as otherwise indicated, we issued the securities described above to the respective purchasers in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof. In that regard, we obtained representations from each of the purchasers that it was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that it had such knowledge and experience in financial or business matters that such purchaser was capable of evaluating the merits and risk of an investment in our securities.

Item 16. Exhibits and Financial Statement Schedules

Exhibits

The exhibit index attached hereto is incorporated herein by reference.

Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TerraForm Power, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on June 17, 2015.

TERRAFORM POWER, INC.

By:	/S/ CARLOS DOMENECH ZORNOZA
	Name:	Carlos Domenech Zornoza
	Title:	Chief Executive Officer

* * * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 17, 2015.

Signature	Title

/S/ CARLOS DOMENECH ZORNOZA	Chief Executive Officer and Director
Carlos Domenech Zornoza	(principal executive officer)

*	Chief Financial Officer
Alejandro “Alex” Hernandez	(principal financial officer)

*	Director
Ahmad Chatila

*	Director
Brian Wuebbels

*	Director
Francisco “Pancho” Perez-Gundin

*	Director
Steven Tesoriere

*	Director
Martin Truong

*	Director
Mark Lerdal

*	Director
Mark Florian

*	Director
Hanif “Wally” Dahya

* Pursuant to power of Attorney.

/S/ CARLOS DOMENECH ZORNOZA
Carlos Domenech Zornoza

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1(b)	Amended and Restated Certificate of Incorporation of TerraForm Power, Inc.
3.2(b)	Amended and Restated Bylaws of TerraForm Power, Inc.
4.1(a)	Specimen Class A Common Stock Certificate.
4.2(b)	Amended and Restated Operating Agreement of Terra LLC.
4.3(d)	First Amendment, dated as of December 3, 2014, to the Amended and Restated Operating Agreement of Terra LLC.
4.4(g)	Second Amendment, dated as of May 1, 2015, to the Amended and Restated Operating Agreement of Terra LLC.
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1(d)	Management Services Agreement by and between Terra LLC and SunEdison, Inc.
10.2(b)	Project Support Agreement by and between TerraForm Power, Inc. and SunEdison, Inc.
10.3(b)	Repowering Services ROFR Agreement by and between TerraForm Power, Inc., Terra LLC, Terra Operating LLC and SunEdison, Inc.
10.4(e)	Amended and Restated Interest Payment Agreement, dated as of January 28, 2015, by and among Terra LLC, Terra Operating LLC, SunEdison, Inc. and SunEdison Holdings Corporation.
10.5(b)	Exchange Agreement by and among TerraForm Power, Inc., Terra LLC and SunEdison Inc.
10.6(b)	Exchange Agreement by and among TerraForm Power, Inc., Terra LLC and R/C US Solar Investment Partnership, L.P.
10.7(b)	Registration Rights Agreement by and between TerraForm Power, Inc. and SunEdison, Inc.
10.8(b)	Registration Rights Agreement by and between TerraForm Power, Inc. and R/C US Solar Invesmnet Partnership, L.P.
10.9(c)	Registration Rights Agreement, dated November 26, 2014, by and between TerraForm Power, Inc. and the purchasers of the shares party thereto.
10.10(a)	Form of Indemnification Agreement between TerraForm Power, Inc. and its directors and officers.
10.11(a)	Investment Agreement, dated as of March 28, 2014, by and among Terra LLC, Terra Operating LLC and SunEdison, Inc.
10.12†(a)	TerraForm Power, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan.
10.13(a)	Common Stock Purchase Agreement, dated as of July 3, 2014, by and among TerraForm Power, Inc. and Altai Capital Master Fund, Ltd.
10.14(a)	Common Stock Purchase Agreement, dated as of July 3, 2014, by and among TerraForm Power, Inc. and Everstream Opportunities Fund I, LLC.
10.15(b)	Mt. Signal Contribution Agreement by and among TerraForm Power, Inc., Terra LLC and Silver Ridge Power.
10.16(b)	Letter Agreement Regarding the Call Right Assets, between TerraForm Power, Inc. and SunEdison, Inc.
10.17(d)	Purchase and Sale Agreement, dated October 29, 2014, by and between TerraForm CD Holdings Corporation, TerraForm CD Holdings GP, LLC, TerraForm CD Holdings, LLC and the other parties thereto.
10.18(d)	First Amendment, dated as of December 18, 2014, to Purchase and Sale Agreement, dated October 29, 2014, by and between TerraForm CD Holdings Corporation, TerraForm CD Holdings GP, LLC, TerraForm CD Holdings, LLC and the other parties thereto.
10.19(d)	Purchase and Sale Agreement, dated November 17, 2014, by and between Terra LLC, TerraForm Power, Inc., First Wind Holdings, LLC, First Wind Capital, LLC, SunEdison, Inc. and the other parties thereto.
10.20(d)	Intercompany Agreement, dated November 17, 2014, by and between Terra LLC, SunEdison, Inc. and SunEdison Holdings Corporation.
10.21	Membership Interest Purchase Agreement, dated as of March 31, 2015, by and between TerraForm AP Acquisitions Holdings, LLC and Atlantic Power Transmissions, Inc.

Exhibit Number	Description
10.22†(a)	Form of Restricted Stock Unit Award Agreement for employees.
10.23†(a)	Form of Restricted Stock Unit Award Agreement for directors.
10.24(b)	First Amendment to the Purchase and Sale Agreement, dated as January 28, 2015, among SunEdison, Inc. and Terra LLC.
10.25(e)	Indenture, dated as of January 28, 2015, among Terra Operating LLC, the guarantors party thereto and U.S. Bank National Association, as trustee.
10.26(e)	Credit and Guaranty Agreement, dated as of January 28, 2015, among Terra Operating LLC, as borrower, Terra LLC, as a guarantor, certain subsidiaries of Terra Operating LLC, as guarantors, the lenders party thereto from time to time, and Barclays Bank PLC, as administrative agent and collateral agent.
10.27(e)	Registration Rights Agreement, dated as of January 29, 2015, among TerraForm Power, Inc., SunEdison, Inc., the holders of the Registrable Securities party thereto and Wilmington Trust, National Association, as collateral agent.
10.28(g)	Joinder Agreement, dated as of May 1, 2015, by and among JPMorgan Chase Bank, N.A., Santander Bank, N.A., TerraForm Power Operating, LLC, TerraForm Power, LLC, Certain Subsidiaries of TerraForm Power Operating, LLC, Barclays Bank PLC, Bank of America, N.A., Citibank, N.A. and Keybank National Association.
10.29(h)	First Supplemental Indenture, dated as of June 11, 2015, among TerraForm Power Operating, LLC, the guarantors party thereto and U.S. Bank National Association, as trustee.
21.1	List of subsidiaries of TerraForm Power, Inc.
23.1	Consent of KPMG LLP - TerraForm Power, Inc.
23.2	Consent of Ernst & Young LLP - Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries (Mt. Signal)
23.3	Consent of Ernst & Young LLP - First Wind Operating Entities (First Wind)

†	Indicates exhibits that constitute compensatory plans or arrangements.
(a)	Incorporated by reference to our Registration Statement on Form S-1, File No. 333-196345.
(b)	Incorporated by reference to our Current Report on Form 8-K, filed on July 25, 2014.
(c)	Incorporated by reference to our Current Report on Form 8-K, filed on November 26, 2014.
(d)	Incorporated by reference to our Registration Statement on Form S-1, File No. 333-200830.
(e)	Incorporated by reference to our Current Report on Form 8-K, filed on February 3, 2015.
(f)	Incorporated by reference to our Annual Report on Form 10-K, filed on March 13, 2015.
(g)	Incorporated by reference to our Current Report on Form 8-K, filed on May 6, 2015.
(h)	Incorporated by reference to our Current Report on Form 8-K filed on June 12, 2015.